6561 Irvine Center Drive Irvine, CA 92618 (888) 337-6888 www.loanDepot.com

May 14, 2026

Via Edgar Only

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	loanDepot, Inc.
Registration Statement on Form S-3
Filed on May 7, 2026
File No. 333-295652

Dear Ms. Degbuyiai:

Please be advised that the undersigned is the Chief Legal and Risk Officer of loanDepot, Inc. (the “Registrant”).  Having been advised that the Commission has no further comments to the Registrant’s Form S-3 Registration Statement (File No. 333-295652), pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement on Friday, May 15, 2026 at 4:00 p.m., or as soon thereafter as practicable.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Joseph Grassi
Joseph Grassi
Chief Legal and Risk Officer